FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly-held associate of HSBC Holdings plc.


                            THE SAUDI BRITISH BANK
                    FIRST QUARTER 2007 RESULTS - HIGHLIGHTS

- Net profit of SAR616 million (US$164 million) for the three months ended 31 March 2007 - down SAR370 million (US$99 million), or 37.5 per cent, compared with SAR986 million (US$263 million) for the same period in 2006.

- Operating income of SAR1,028 million (US$274 million) for the three months ended 31 March 2007 - down SAR393 million (US$105 million), or
  27.7 per cent, compared with SAR1,421 million (US$379 million) for the same period in 2006.

- Customer deposits of SAR59.8 billion (US$15.9 billion) at 31 March 2007 - up SAR5.3 billion (US$1.4 billion), or 9.7 per cent, compared with SAR54.5 billion (US$14.5 billion) at 31 March 2006.

- Loans and advances to customers of SAR42.7 billion (US$11.4 billion) at 31 March 2007 - up SAR3.2 billion (US$0.9 billion), or 8.1 per cent, from SAR39.5 billion (US$10.5 billion) at 31 March 2006.

- The bank's investment portfolio totalled SAR17.6 billion (US$4.7 billion) at 31 March 2007 compared with SAR18.3 billion (US$4.9 billion) at 31 March 2006.

- Total assets of SAR79.5 billion (US$21.2 billion) at 31 March 2007 - up SAR5.8 billion (US$1.5 billion), or 7.9 per cent, over 31 March 2006.

- Earnings per share of SAR1.64 (US$0.44) for the three months ended
  31 March 2007 - down 37.5 per cent from SAR2.63 (US$0.70) for the same period in 2006.

Commentary

SABB recorded a net profit of SAR616 million (US$164 million) for the three months ended 31 March 2007. This represents a 37.5 per cent decline compared with the first quarter of 2006. Compared with the fourth quarter of 2006, however, net profit in the first quarter of 2007 increased 5.3 per cent.

John Coverdale, managing director of SABB, said: "During the first quarter of 2007, SABB has successfully concentrated on strengthening its core banking businesses and customer service infrastructure. Although we have not been able to match the high levels of profits seen in the first three months of 2006, the bank achieved a SAR31 million increase in profits compared to the fourth quarter of 2006. This growth demonstrates the underlying momentum that SABB has maintained and will build upon during the rest of 2007.

"Operating income for the quarter, compared with the same period in 2006, was down 27.7 per cent as a result of significantly lower fees from brokerage and mutual fund business, although this was offset by improved balance sheet driven income, including higher levels of loans and deposits. SABB's cost base was SAR62 million, or 16.0 per cent, lower than the first quarter of 2006, reflecting last year's investment in the SABB/Hexagon re-branding, systems improvements and staffing initiatives which are now helping to generate growth momentum.

"We have continued to grow our card and consumer loan book, and loan provisions have increased commensurately. However, overall credit quality remains sound. The very liquid market conditions have kept deposit levels high and SABB's challenge for 2007 will be to ensure that these funds are channelled towards further quality asset growth. The bank's capital and liquidity positions remain strong.

"Following the grant of an insurance operating licence in 2006, we are pleased that the SABB Takaful initial public offering has been so well received. Once fully operational, the company will offer a comprehensive range of Shariah-compliant Takaful products for personal and corporate customers and will represent a key step in SABB's evolution into a financial services group.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 April, 2007